Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2004

(In millions, except ratio)

Earnings
Earnings from continuing operations before income taxes	$1,318
Interest expense	323
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(16)
Portion of rents representative of an interest factor	40
Amortization of debt premium and discount, net	(4)

Adjusted earnings from continuing operations before income taxes	$1,661

Fixed Charges
Interest expense	$323
Portion of rents representative of an interest factor	40
Amortization of debt premium and discount, net	(4)
Capitalized interest	—

Total fixed charges	$359

Ratio of Earnings to Fixed Charges	4.6